

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2014

<u>Via U.S. Mail</u>
Terrence DeFranco
Chief Executive Officer
Arkados Group, Inc.
211 Warren Street, Suite 320
Newark, New Jersey 07103

      Re: Arkados Group, Inc.
              Form 10-K for Fiscal Year Ended May 31, 2013
              Filed September 19, 2013
              File No. 0-27587

Dear Mr. DeFranco:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jim Allegretto

                    Jim Allegretto
                    Senior Assistant Chief Accountant